MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE PERIOD ENDED JUNE 30, 2018

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and six months ended June 30, 2018 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017 and the related MD&A. The Company uses certain non-IFRS financial measures in this MD&A as described under “Non-IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“U.S.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless otherwise indicated. This MD&A is dated as of August 1, 2018 and all information contained is current as of August 1, 2018 unless otherwise stated.

Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the U.S. Securities Act of 1933, as amended.

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

609 Granville Street, Suite 1130, PO Box #10328, Vancouver, B.C., Canada V7Y 1G5
Phone: 604.685.9775 | Fax: 604.685.9744 | Toll Free: 1.877.685.9775 Email: info@edrsilver.com
www.edrsilver.com

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2018, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company’s mines and mineral projects has been reviewed and approved by Godfrey Walton, M.Sc., P.Geo., President and Chief Operating Officer of Endeavour, a Qualified Person within the meaning of NI 43-101.

TABLE OF CONTENTS

Operating Highlights	Page 3	Consolidated Financial Results	Page 14
Consolidated Operations	Page 5	Non IFRS Measures	Page 16
Guanaceví Operations	Page 7	Quarterly Results and Trends	Page 21
Bolañitos Operations	Page 9	Annual Outlook	Page 25
El Cubo Operations	Page 10	Liquidity and Capital Resources	Page 28
Development Activities	Page 11	Changes in Accounting Policies	Page 33
Exploration Results	Page 13	Controls and Procedures	Page 36

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

Three Months Ended June 30			Q2 2018 Highlights	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
Production
1,355,895	1,143,788	19%	Silver ounces produced	2,70 6,735	2,220 ,762	22%
13,674	13,0 58	5%	Gold ounces produced	26,882	24,782	8%
1,328,844	1,116,799	19%	Payable silver ounces produced	2,653,70 0	2,170 ,909	22%
13,396	12,756	5%	Payable gold ounces produced	26,340	24,215	9%
2,381,445	2,123,138	12%	Silver equivalent ounces produced(1)	4,722,885	4,079,412	16%
7.61	8.36	(9%)	Cash costs per silver ounce(2)(3)	7.0 5	8.0 9	(13%)
14.10	12.0 2	17%	Total production costs per ounce(2)(4)	14.12	11.83	19%
17.28	20 .46	(16%)	All-in sustaining costs per ounce(2)(5)	15.73	19.38	(19%)
314,30 5	303,943	3%	Processed tonnes	639,974	607,165	5%
86.43	84.0 1	3%	Direct production costs per tonne(2)(6)	82.84	79.90	4%
11.31	12.10	(7%)	Silver co-product cash costs(7)	11.0 4	12.0 5	(8%)
865	896	(3%)	Gold co-product cash costs(7)	861	878	(2%)
Financial
38.8	32.7	19%	Revenue ($ millions)	79.1	69.1	14%
1,258,617	988,821	27%	Silver ounces sold	2,664,760	2,224,415	20%
13,800	12,294	12%	Gold ounces sold	26,474	23,584	12%
16.76	17.16	(2%)	Realized silver price per ounce	16.72	17.51	(5%)
1,281	1,270	1%	Realized gold price per ounce	1,30 4	1,275	2%
(5.7)	(0 .0 )	(100%)	Net earnings (loss) ($ millions)	(3.3)	6.0	(155%)
4.6	5.5	(15%)	Mine operating earnings ($ millions)	7.9	13.3	(41%)
14.9	8.8	69%	Mine operating cash flow(8) ($ millions)	28.7	20 .8	38%
3.6	4.4	(17%)	Operating cash flow before working capital changes (9)	15.2	13.3	15%
2.7	3.7	(26%)	Earnings before ITDA (10)($ millions)	14.1	12.6	12%
58.9	75.2	(22%)	Working capital ($ millions)	58.9	75.2	(22%)
Shareholders
(0 .04)	0 .0 0	(100%)	Earnings (loss) per share – basic	(0 .0 3)	0.0 5	(160%)
0 .03	0 .0 3	0%	Operating cash flow before working capital changes per share (9)	0 .12	0.10	20%
127,570,254	127,318,926	0%	Weighted average shares outstanding	127,529,558	127,20 7,961	0%

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017 Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

(8)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 16.

(9)	See Reconciliation to IFRS on page 16 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.
(10)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company’s operations.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, the Company successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. The El Cubo property came with substantial reserves and resources and the mine was already operating at 1,100 tonnes per day (tpd). After acquisition, the Company initiated a two-year operational turn-around and capital investment program aimed at increasing throughput, grade and productivity in order to reduce operating costs and return the operation to profitability.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company is currently commissioning the El Compas mine for commercial production in Q3, 2018.The Company advancing and the Terronera development project and several exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows and treasury. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví, Bolañitos and El Cubo mines in Mexico. In addition, the Company is currently commissioning the fully built and permitted El Compas project anticipating commercial production in Q3, 2018.

Consolidated Production Results for the Three Months and Six Months Ended June 30, 2018 and 2017

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
314,305	303,943	3%	Ore tonnes processed	639,974	607,165	5%
156	135	15%	Average silver grade (gpt)	153	131	17%
86.2	86.6	(0%)	Silver recovery (%)	85.9	86.7	(1%)
1,355,895	1,143,788	19%	Total silver ounces produced	2,70 6,735	2,220,762	22%
1,328,844	1,116,799	19%	Payable silver ounces produced	2,653,70 0	2,170,909	22%
1.60	1.58	1%	Average gold grade (gpt)	1.54	1.50	3%
84.5	84.6	(0%)	Gold recovery (%)	84.7	84.8	(0%)
13,674	13,058	5%	Total gold ounces produced	26,882	24,782	8%
13,396	12,756	5%	Payable gold ounces produced	26,340	24,215	9%
2,381,445	2,123,138	12%	Silver equivalent ounces produced(1)	4,722,885	4,0 79,412	16%
7.61	8.36	(9%)	Cash costs per silver ounce(2)(3)	7.05	8.09	(13%)
14.10	12.02	17%	Total production costs per ounce(2)(4)	14.12	11.83	19%
17.28	20.46	(16%)	All in sustaining cost per ounce (2)(5)	15.73	19.38	(19%)
86.43	84.01	3%	Direct production costs per tonne(2)(6)	82.84	79.90	4%
11.31	12.10	(7%)	Silver co-product cash costs(7)	11.0 4	12.05	(8%)
865	896	(3%)	Gold co-product cash costs(7)	861	878	(2%)

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017 Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5)

All-in sustaining costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

Consolidated Production

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
Consolidated silver production during Q2, 2018 was 1,355,895 ounces (oz), an increase of 19% compared to 1,143,788 oz in Q2, 2017, and gold production was 13,674 oz, an increase of 5% compared to 13,058 oz in Q2, 2017. Plant throughput was 314,305 tonnes at average grades of 156 grams per tonne (gpt) silver and 1.60 gpt gold, compared to 303,943 tonnes grading 135 gpt silver and 1.58 gpt gold in Q2, 2017. Silver production was higher in Q2, 2018 compared to Q2, 2017 due to higher mine output and ore grades at El Cubo. Gold production in Q2, 2018 compared to Q2, 2017 was higher at El Cubo and Guanacevi and lower at Bolanitos due to variations in gold grades.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Consolidated silver production during 2018 was 2,706,735 ounces, an increase of 22% compared to 2,220,762 oz in 2017, and gold production was 26,882 oz, an increase of 8% compared to 24,782 oz over the same period in 2017. Plant throughput was 639,974 tonnes at average grades of 153 grams per tonne (gpt) silver and 1.54 gpt gold, compared to 607,165 tonnes grading 131 gpt silver and 1.50 gpt gold in 2017. Silver production was higher in Q2, 2018 compared to Q2, 2017 due to higher mine output at El Cubo and ore grades at El Cubo and Bolanitos. Gold production in Q2, 2018 compared to Q2, 2017 was higher at El Cubo and Guanacevi offset by lower gold production at Bolanitos. El Cubo higher gold production was a result of higher mine output and higher gold grades due to variations, while Guanacevi and Bolanitos fluctuations in gold production are a result of variations in the ore bodies.

On a consolidated basis silver equivalent production is within management’s guidance range for the six months ended June 30, 2018.

Consolidated Operating Costs

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
Direct production costs per tonne in Q2, 2018 increased 3% compared with Q2, 2017. The higher production costs per tonne were driven mainly by lower Guanaceví mine output due to mine development falling behind schedule in 2017 and the costs related to implement a productivity optimization program. This seven month program is intended to return Guanacevi to normal operations in Q3, 2018.

The higher costs at Guanaceví were offset by increased production at El Cubo. El Cubo production substantially increased due to higher throughput and grades.

The performance of El Cubo resulted in 9% lower consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to Q2, 2017, decreased 16% to $17.28 per oz in Q2, 2018. This decrease in all-in sustaining costs was a result of the lower operating costs per oz and the lower capital expenditures in Q2, 2018 compared to Q1, 2018, offset by higher general and administration charges at the corporate level.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Direct production costs per tonne in 2018 increased 4% compared with 2017 despite a 5% increase in throughput. The higher production costs per tonne were driven mainly by lower Guanaceví mine output due to mine development falling behind schedule in 2017 and the costs related to implement a productivity optimization program. This seven month program is intended to return Guanacevi to normal operations in Q3, 2018.

The higher direct costs at Guanaceví were offset by increased production due to higher throughput and grades at El Cubo. The performance of the El Cubo operation resulted in 13% lower consolidated cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). Similarly, all-in sustaining costs (also a non-IFRS measure) which, compared to 2017, decreased 19% to $15.73 per oz in 2018. This decrease in all-in sustaining costs is attributable to the lower operating costs and the lower capital expenditures in 2018 compared to 2017, partially offset by higher general and administration charges at the corporate level.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

Guanaceví Operations

The Guanaceví operation is currently producing from two underground silver-gold mines along a five kilometre (km) length of the prolific Santa Cruz vein. Guanaceví provides steady employment for over 475 people and engages 400 contractors. Guanaceví mine production continues to lag below plant capacity due to the operational issues mentioned under “Guanaceví Production Results”. Management has initiated a seven month mine site training program aimed at significantly improving work force productivity and cutting costs, and will continue to closely monitor the operating performance at Guanaceví. Returning Guanaceví to long-term profitability also lies in developing two new orebodies, Milache and SCS. Underground ramp access is already underway at Milache and initial production there is expected by year-end. Mine development at SCS is scheduled to commence in Q3, 2018 with initial production scheduled at the end of 2018.

Production Results for the Three Months and Six Months Ended June 30, 2018 and 2017

Three Months Ended June 30			GUANACEVÍ	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
71,275	74,984	(5%)	Ore tonnes processed	150 ,246	162,583	(8%)
225	219	3%	Average silver grade (g/ t)	224	216	4%
90 .2	88.8	2%	Silver recovery (%)	88.8	88.5	0%
464,929	468,741	(1%)	Total silver ounces produced	961,258	999,424	(4%)
464,464	468,753	(1%)	Payable silver ounces produced	960 ,275	998,424	(4%)
0.67	0.50	34%	Average gold grade (g/ t)	0.65	0 .50	30%
92.7	89.5	4%	Gold recovery (%)	91.4	86.9	5%
1,423	1,079	32%	Total gold ounces produced	2,870	2,271	26%
1,422	1,077	32%	Payable gold ounces produced	2,867	2,267	26%
571,654	544,271	5%	Silver equivalent ounces produced(1)	1,176,50 8	1,158,394	2%
17.46	14.94	17%	Cash costs per silver ounce(2)(3)	16.35	13.83	18%
29.03	21.63	34%	Total production costs per ounce(2)(4)	29.14	20 .20	44%
29.24	27.40	7%	All in sustaining cost per ounce (2)(5)	25.83	25.47	1%
139.24	111.42	25%	Direct production costs per tonne(2)(6)	129.45	10 2.57	26%
17.30	15.23	14%	Silver co-product cash costs(7)	16.41	14.32	15%
1,322	1,127	17%	Gold co-product cash costs(7)	1,280	1,042	23%

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017 Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

Guanaceví Production Results

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
Silver production at the Guanaceví mine during Q2, 2018 was 464,929 oz, a decrease of 1% compared to 468,741 oz in Q2, 2017, and gold production was 1,423 oz, an increase of 32% compared to 1,079 oz in Q2, 2017. Plant throughput was 71,275 tonnes at average grades of 225 gpt silver and 0.67 gpt gold, compared to 74,984 tonnes grading 219 gpt silver and 0.50 gpt gold in Q2, 2017. Guanacevi mine output was lower due to mine development falling behind schedule in 2017 and the reallocation of mine personnel to implement a productivity optimization program. The 2018 focus re-enforced operating controls, monitoring systems and work flows, with mine output expected to increase as a result. Silver and gold grades were both higher due to better dilution control and variations in the ore deposit, resulting in silver equivalent production being 5% higher than Q2, 2017.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Silver production at the Guanaceví mine during 2018 was 961,258 oz, a decrease of 4% compared to 999,424 oz in 2017, and gold production was 2,870 oz, an increase of 26% compared to 2,271 oz in 2017. Plant throughput was 150,246 tonnes at average grades of 224 gpt silver and 0.65 gpt gold, compared to 162,583 tonnes grading 216 gpt silver and 0.50 gpt gold in 2017. Guanacevi mine output was lower due to mine development falling behind schedule in 2017 and the reallocation of mine personnel to implement a productivity optimization program. The 2018 focus re-enforced operating controls, monitoring systems and work flows, with mine output expected to increase as a result. Gold grades are due to variations in the ore deposit resulting slightly higher silver equivalent production in 2018 compared to previous year.

Guanaceví Operating Costs

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
As a result of a 5% decrease in throughput, and initiation of the optimization program, direct production costs per tonne in Q2, 2018 rose 25% compared with Q2, 2017. The higher costs per tonne was partially offset with higher silver and gold grade ore resulting in 17% higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). All-in sustaining costs (also a non-IFRS measure) which, compared to Q2, 2017, rose 7% to $29.24 per oz in Q2, 2018. Similarly, the rise in cash costs increased all in sustaining costs, while slightly lower capital expenditures tempered the rise in costs compared to Q2, 2017.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
As a result of a 8% decrease in throughput, and initiation of the optimization program, direct production costs per tonne in 2018 rose 26% compared with same period in 2017. The higher costs per tonne was partially offset with higher silver and gold grade ore resulting in 18% higher cash costs per oz, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute). All-in sustaining costs (also a non-IFRS measure) which, compared to 2017 were flat. Investment is expected to increase in the second half of the year to open sufficient stope to increase productivity to planned levels.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

Bolañitos Operations

The Bolañitos operation encompasses three undergound silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 350 people and engages 200 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2018 and 2017

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
10 8,495	113,875	(5%)	Ore tonnes processed	223,509	208,226	7%
91	78	17%	Average silver grade (g/ t)	88	73	21%
78.3	80.9	(3%)	Silver recovery (%)	79.7	81.8	(3%)
248,591	231,016	8%	Total silver ounces produced	504,032	399,739	26%
241,215	221,776	9%	Payable silver ounces produced	489,081	383,750	27%
1.82	2.27	(20%)	Average gold grade (g/ t)	1.86	2.33	(20%)
82.3	83.8	(2%)	Gold recovery (%)	83.3	84.5	(1%)
5,222	6,965	(25%)	Total gold ounces produced	11,129	13,183	(16%)
5,103	6,790	(25%)	Payable gold ounces produced	10,879	12,853	(15%)
640,241	718,566	(11%)	Silver equivalent ounces produced(1)	1,338,707	1,322,549	1%
2.87	(4.78)	160%	Cash costs per silver ounce(2)(3)	0.01	(7.10)	100%
4.09	(2.07)	298%	Total production costs per ounce(2)(4)	1.30	(4.33)	130%
12.84	3.61	256%	All in sustaining cost per ounce (2)(5)	8.46	0.51	(1,570%)
65.74	66.60	(1%)	Direct production costs per tonne(2)(6)	63.23	65.96	(4%)
11.0 1	10 .16	8%	Silver co-product cash costs(7)	10.30	10.10	2%
842	752	12%	Gold co-product cash costs(7)	80 3	736	9%

(1)	Silver equivalents are calculated using a 75:1 ratio. 2017. Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

Bolañitos Production Results

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
Silver production at the Bolañitos mine was 248,591 oz in Q2, 2018, an increase of 8% compared to 231,016 oz in Q2, 2017, and gold production was 5,222 oz in Q2, 2018, a decrease of 25% compared to 6,965 oz in Q2, 2017. Plant throughput in Q2, 2018 was 108,495 tonnes at average grades of 91 gpt silver and 1.82 gpt gold, compared to 113,875 tonnes grading 78 gpt silver and 2.27 gpt gold in Q2, 2017. Silver production increased due to higher silver grades, offset by lower throughput and recoveries, while gold production decreased 25% due to the lower gold grades and lower throughput. Gold grades were planned to be lower in 2018 compared to 2017, however management expects gold grades to improve over the second half of 2018.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Silver production at the Bolañitos mine was 504,032 oz in 2018, an increase of 26% compared to 399,739 oz in 2017, and gold production was 11,129 oz in 2018, a decrease of 16% compared to 13,183 oz in 2017. Plant throughput for the first half of 2018 was 223,509 tonnes at average grades of 88 gpt silver and 1.86 gpt gold, compared to 208,226 tonnes grading 73 gpt silver and 2.33 gpt gold in 2017. Silver production increased due to higher silver grades and higher throughput, offset by lower recoveries, while gold production decreased 16% due to the lower gold grades offset by higher throughput. Gold grades were planned to be lower in 2018 compared to 2017, however management expects gold grades to improve over the second half of 2018.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

Bolañitos Operating Costs

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
Direct production costs per tonne in Q2, 2018 decreased 1% to $65.74 per tonne due to normal variations. The lower cost per tonne was offset by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $2.87 per oz of payable silver in Q2, 2018 compared to negative $4.78 per oz in Q2, 2017. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in Q2, 2018 to $12.84 per oz is comparable to $3.61 per oz in Q2, 2017 primarily attributed to the lower gold credit and higher capital expenditures. The Company is investing into the LL-Asuncsion and Plateros ore bodies to extend the life of the operations.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Direct production costs per tonne in 2018 decreased 4% to $63.23 per tonne due to increased production. The lower cost per tonne was offset by lower gold grades resulting in higher cash costs per ounce, net of by-product credits (which is a non-IFRS measure and a standard of the Silver Institute), to $0.01 oz of payable silver in 2018 compared to negative $7.10 per oz in 2017. Similarly, all-in sustaining costs (also a non-IFRS measure) increased in 2018 to $8.46 per oz compared to $0.51 per oz in the same period of 2017 primarily attributed to the lower gold credit and higher capital expenditures. The Company is investing into the LL-Asuncsion and Plateros ore bodies to extend the life of the operations.

El Cubo Operations

The El Cubo operation includes two operating underground silver-gold mines and a flotation plant. El Cubo currently employs over 500 people and engages 375 contractors.

Production Results for the Three Months and Six Months Ended June 30, 2018 and 2017

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2018	2017	% Change		2018	2017	% Change
134,535	115,084	17%	Ore tonnes processed	266,219	236,356	13%
171	137	25%	Average silver grade (g/ t)	168	124	35%
86.8	87.6	(1%)	Silver recovery (%)	86.3	87.2	(1%)
642,375	444,0 31	45%	Total silver ounces produced	1,241,445	821,599	51%
623,165	426,270	46%	Payable silver ounces produced	1,20 4,344	788,735	53%
1.92	1.60	20%	Average gold grade (g/ t)	1.78	1.45	23%
84.6	84.7	(0%)	Gold recovery (%)	84.6	84.7	(0%)
7,0 29	5,0 14	40%	Total gold ounces produced	12,883	9,328	38%
6,871	4,889	41%	Payable gold ounces produced	12,594	9,0 95	38%
1,169,550	795,0 11	47%	Silver equivalent ounces produced(1)	2,20 7,670	1,474,559	50%
2.0 9	7.95	(74%)	Cash costs per silver ounce(2)(3)	2.50	8.21	(70%)
6.85	8.78	(22%)	Total production costs per ounce(2)(4)	7.35	9.0 9	(19%)
10 .0 8	21.60	(53%)	All in sustaining cost per ounce (2)(5)	10 .63	20.87	(49%)
75.13	83.38	(10%)	Direct production costs per tonne(2)(6)	73.00	76.58	(5%)
8.57	11.77	(27%)	Silver co-product cash costs(7)	8.65	12.06	(28%)
655	871	(25%)	Gold co-product cash costs(7)	675	878	(23%)

(1)	Silver equivalents are calculated using a 75:1 ratio. Silver equivalents have been restated from 70:1 to 75:1 for comparative purposes.
(2)

The Company reports non-IFRS measures which include cash costs net of by-products on a payable silver basis, total production costs per ounce, all-in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 16.

(3)

Cash costs net of by-products per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 17.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 17.

(5)

All-in sustaining cost per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on page 19.

(6)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 17.

(7)

Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on page 20.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

El Cubo Production Results

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
Silver production at the El Cubo mine was 642,375 oz in Q2, 2018, an increase of 45% compared to 444,031 oz in Q2, 2017, and gold production was 7,029 oz in Q2, 2018, an increase of 40% compared to 5,014 oz in Q2, 2017. Plant throughput in Q2, 2018 was 134,535 tonnes at average grades of 171 gpt silver and 1.92 gpt gold, compared to 115,084 tonnes grading 137 gpt silver and 1.60 gpt gold in Q2, 2017. The higher metal production is a result of higher throughput and grades.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Silver production at the El Cubo mine was 1,241,445 oz in 2018, an increase of 51% compared to 821,599 oz in 2017, and gold production was 12,883 oz in 2018, an increase of 38% compared to 9,328 oz in Q2, 2017. Plant throughput in 2018 was 266,219 tonnes at average grades of 168 gpt silver and 1.78 gpt gold, compared to 236,356 tonnes grading 124 gpt silver and 1.45 gpt gold in 2017. The higher metal production is a result of higher throughput and grades.

El Cubo Operating Costs

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)
A 17% increase in throughput was partially offset by higher contractor costs resulting in a 10% decrease in direct production costs to $75.13 per tonne. An increase in metal grades resulted in 74% reduced cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreasing in Q2, 2018 to $2.09 per oz of payable silver compared to $7.95 per oz in Q2, 2017. Similarly, all-in sustaining costs decreased 53% at $10.08 per oz in Q2, 2018 compared to $21.60 per oz in Q2, 2017. The decrease in all-in sustaining costs was a result of the lower operating costs per unit and reduced capital expenditures on the development of the Villalpando ore body.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)
Higher throughput was partially offset by higher contractor costs resulting in a 5% decrease in direct production costs to $73.00 per tonne. An increase in metal grades resulted in 70% reduced cash costs per ounce, net of by-product credits (a non-IFRS measure and a standard of the Silver Institute), decreasing in 2018 to $2.50 per oz of payable silver compared to $8.21 per oz over the same period in 2017. Similarly, all-in sustaining costs decreased 49% at $10.63 per oz in 2018 compared to $20.87 per oz over the same period in 2017. The decrease in all-in sustaining costs was a result of the lower operating costs per unit and reduced capital expenditures on the development of the Villalpando ore body.

Development Activities

Terronera Project

The Terronera project features a newly discovered high grade silver-gold mineralized zone in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and still open along strike to the southeast and down dip. In April 2017, the Company updated its NI 43-101 Mineral Resource and Reserve Estimates and completed a pre-feasibility study (“PFS”) for the Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico.

The Company retained a number of engineering consulting firms to work with Endeavour’s technical services group in optimizing and updating the PFS. Since filing the PFS in 2017 the following optimal operating parameters have been determined:

•	Optimal throughput based on current Mineral Reserves and Resources is 1,500 tonnes per day
•	Optimal development plan based on time needed to develop the mine is two stages of 750 tpd each
•

Annual production at 1,500 tpd is estimated at 5.0 million oz silver equivalents per year (at a 75:1 silver:gold ratio) based on 300 gpt net payable silver equivalents per tonne (still being optimized)

•	Mineral Resource model updated to include the small but very high grade La Luz vein (still being optimized)
•	Mine plan is initially 100% cut and fill in the Terronera vein due to perceived weak rock strength in the vein and 100% resuing in the narrow La Luz vein (still being optimized)
•	Plant design is crush, grind, flash flotation, regrind and conventional flotation to produce a single bulk sulfide silver-gold concentrate
•	Tailings facility is dry stack so that the process water is recycled for minimum water consumption and maximum tailings stability

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

•	Power generation alternatives are electric power grid or compressed natural gas with diesel backup (still being optimized)
•	Geotechnical studies were completed for the mine, plant and tailings sites
•	Hydrological studies were completed around the mine, plant and tailings sites
•	Metallurgical studies were refined to provide a simpler process flowsheet and plant design
•	Indigenous studies were completed for the region
•	Public road upgrade study was completed in consultation with the local communities
•	Project offices and housing site and plan including solar power approved by local community
•	Land acquisition agreements completed for the mine, plant and tailings areas
•	Final mine and plant permits received August 2017, mine and plant bond posted February 2018

Management is currently awaiting a number of catalysts to advance the Terronera to mine development. Engineering trade-off studies and economic modeling are now complete and an optimized pre-feasibility study is forthcoming. All required documents have been filed with Mexican government agencies for the final two environmental permits (mine dumps and tailings facilities), receipt of which is anticipated shortly. The mine and plant construction permits were issued in August, 2017. An initial debt facility to fund the new Terronera silver-gold mine is currently being prepared. Upon receipt of these catalysts, Management will meet with the Board to discuss a development decision.

An infill drill program of up to 20,000 meters in up to 50 holes was recently approved to upgrade the inferred resources to indicated resources, mainly at depth in the Terronera vein and to a lesser extent in the La Luz vein, which should benefit the net present value and internal rate of return. The drill program will be completed in September 2018, and a revised resource estimate will be prepared, but the new resource will not be ready in time for the updated pre-feasibility study. The goal of the infill program is to upgrade up approximately a million tonnes of inferred resources to measured and indicated resources and to expand the inferred resources at depth. The deepest mineralized hole drilled to date intersected 618 grams per tonne (gpt) silver and 3.2 gpt gold over 21.2 metres true width in hole TR11-4 at 430 metres vertical depth, and remains open at depth.

An additional 5,400 metre exploration drill program to target southeast extension of the Terronera vein, and test the Quiteria vein at depth below the Quiteria mine was also completed in the first half of 2018 with assays pending and interpretations on going.

The Company has approved a $3.4 million budget for site preparation and procurement of long lead items in anticipation the final permits being issued in Q3, 2018.

El Compas Project

The El Compas project is a high quality, permitted gold-silver mine and a leased plant in the historic silver mining district of Zacatecas, with good exploration potential to expand resources and scale up production. There is also potential for the Company to acquire other properties in the area in order to consolidate resources and exploration targets in the district.

Due to the positive economics, low initial capital requirements, and management’s experience in having successfully developed similar mines in Mexico, a decision was made to proceed with development in Q3, 2017. The Company initiated the installation of project infrastructure, collaring the mine access ramp and refurbishing the plant. As previously announced, the development of the main access ramp proceeded using a form of low impact gunpowder and in March 2018 El Compas received its explosives permit, which allowed the mine to accelerate the development of the main access ramp. As of June 30, 2018, a total of 1.0 kilometres has been developed. The last plant component, a mobile crushing circuit was installed in April and plant commissioning has been underway since.

Since publishing the PEA, the Company continued to optimize mining methods, the crushing circuit and grinding alternatives and has been successful on a number of fronts in improving the operating metrics. The work index of the ore and the size on the motor allows the capacity of the milling circuit to increase to 325 tpd, which allows for the mining method to be changed to mechanized cut and fill from captive cut and fill. Mechanized cut and fill increases the mining rate but has the same cost profile as captive cut and fill previously disclosed in the PEA.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

Additionally, the modified plant flow sheet will allow the Company to increase the ore grind size and produce a single concentrate, while still achieving recoveries similar to those outlined in the PEA, lowering overall power costs and improving the long-term stability of the tailings facility.

As a result of the modified mine plan and plant design and the delay in receiving the explosives permit, the total start up CAPEX has been revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. The Company anticipates achieving commercial production at El Compas in August 2018.

Highlights of improved operating metrics

•	Plant design modified to increase capacity from 250 tonnes per day (tpd) to 325 tpd as a result of the lower work index of the ore and utilizing the existing motor capacity on the mill;
•	Mine plan expanded from 200 tpd to 250 tpd using mechanized cut and fill mining method;
•	Potential to expand to 500 tpd with further plant refurbishment and more reserves and resources;
•	Ore grind size increased while maintaining metal recoveries to improve the tailings stability long term and decrease overall life of mine power costs;
•	Higher mine output, plant throughput and grind size should each have a beneficial impact on the El Compas PEA (defined below) project economics;
•	Comparing the improved operating metrics with the El Compas PEA, production is expected to rise 25 per cent to 1,175,000 ounces silver equivalent per year (using 75:1 silver:gold ratio);
•	Capex (capital expenditures) will rise 13 per cent to $11.3-million;
•	Cash costs in the El Compas PEA (preliminary economic assessment) of $9.09 per silver equivalent (AgEq) ounce and all-in- sustaining costs of $9.64 per AgEq oz should improve with expanded production.

Mining and stockpiling of ore and commissioning of the El Compas plant was initiated in Q2, 2018 using low grade ore. A total of 4,900 tonnes of run-of-mine ore were stockpiled in Q2, 2018 but only 1,023 tonnes were processed to test all the plant circuits as of June 30,, 2018. As expected, plant circuits are being modified, configured and fine-tuned to resolve normal start up issues. Both mine and plant are now ramping up throughput to achieve commercial production at the PEA target capacity of 250 tonnes per day in Q3, 2018.

Exploration Results

In 2018, the Company initially planned to drill 44,000 metres and spend $11.1 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 17,000 metres of core drilling are planned at a cost of $2.8 million. At the exploration and development projects, expenditures of $8.3 million are planned to drill 27,300 metres, to advance engineering studies and meet property holding obligations. Drilling is now underway at Bolanitos, El Cubo, El Compas, Terronera and Parral. During the second quarter management approved an additional 20,000 metres of infill drilling at the Terronera project amounting to an additional $3.0 million.

At Terronera, $1.7 million was initially budgeted to complete an updated PFS and a 5,400 metre drill program. The 2018 drilling focused on extending mineralization in the Terronera vein to the southeast of the current resource, plus testing other known mineralized veins. In Q2 2018, management approved an additional $3.0 million budget to infill 20,000 metres to upgrade the inferred resources to indicated resources, mainly at depth in the Terronera vein and to a lesser extent in the La Luz vein, which should benefit the net present value and internal rate of return. The drill program will be completed in September, and a revised resource estimate will be prepared, but the new resource will not be ready in time for the updated pre-feasibility study. The goal of the infill program is to upgrade up approximately a million tonnes of inferred resources to measured and indicated resources and to expand the inferred resources at depth. The deepest mineralized hole drilled to date intersected 618 grams per tonne (gpt) silver and 3.2 gpt gold over 21.2 metres (m) true width in hole TR11-4 at 430 metres vertical depth, and remains open at depth.

At El Compas, 6,600 metres will be drilled for $1.0 million primarily on the Calicanto concessions. The 2018 drilling is to further test the new zones of high grade mineralization within the Misie-Karla-Karla HW and Calicanto veins discovered in 2017. As of June 30, 2018, 3,600 metres have been drilled testing extensions of the Compas ore body and targeting the Calicanto veins.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

At Parral, $2.2 million is budgeted for drilling 12,000 metres to extend historic and new resource areas and complete a PEA. During 2018 the Company drilled 6,195 metres at the San Patricio area resulting in continued intersection of mineralized veins. Since acquisition three mineralized areas have been intersected, of which the largest and central zone now measures 600 metres long by 250 metres vertical (starting 150 m deep) by 1-3 metres true thickness, still open to the south and at depth. Additionally, metallurgical testing of drill core samples from the Veta Colorada (Sierra Plata, El Verde and Remedios-Argentina zones), Palmilla and Cometa veins on the Parral property indicates excellent metal recoveries by flotation and leaching. Cometa is the only vein with significant lead and zinc best suited for floatation, the other veins contain primarily silver and minor gold best suited to leaching.

In Chile, the Company has budgeted for a 3,000 metre drill program on one property to explore for bulk tonnage silver-lead-zinc manto mineralization. The Company continues to assess prospective properties within Chile to build a sufficient exploration portfolio to achieve exploration efficiencies within the region.

In 2018 at the operating mines, 2,593 metres were drilled at the El Cubo operation testing the north part of the Cubo district and an extension of the Villalpando vein, 4,506 metres were drilled at the Bolanitos operations testing the depth of the La Luz and Plateros veins to extend the known mineralization and 2,964 metres were drilled at the Guanacevi operation to test extensions of the Santa Cruz ore body.

Consolidated Financial Results

Three months ended June 30, 2018 (compared to the three months ended June 30, 2017)

In Q2, 2018, the Company’s mine operating earnings were $4.6 million (Q2, 2017: $5.5 million) on sales of $38.8 million (Q2, 2017: $32.7 million) with cost of sales of $34.2 million (Q2, 2017: $27.2 million).

In Q2, 2018, the Company had an operating loss of $3.0 million (Q2, 2017: $0.7 million) after exploration costs of $4.4 million (Q2, 2017: $3.8 million) and general and administrative costs of $3.2 million (Q2, 2017: $2.4 million).

The loss before taxes in Q2, 2018 was $6.1 million (Q2, 2017: earnings before taxes $0.1 million) after finance costs of $0.1 million (Q2, 2017: $0.2 million), a foreign exchange loss of $3.1 million (Q2, 2017: foreign exchange gain $0.8 million), and investment and other expense of $0.1 million (Q2, 2017: other income of $0.2 million). The Company realized a net loss for the period of $5.7 million (Q2, 2017: $16 thousand) after an income tax recovery of $0.4 million (Q2, 2017: income tax expense $0.1 million).

Sales of $38.8 million in Q2, 2018 represented an 19% increase over the $32.7 million for the same period in 2017. There was a 27% increase in silver ounces sold, offset by a 2% decrease in the realized silver price resulting in a 24% increase in silver sales. Similarly, there was a 12% increase in gold ounces sold with a 1% increase in realized gold prices resulting in a 13% increase in gold sales. During the period, the Company sold 1,258,617 oz silver and 13,800 oz gold, for realized prices of $16.76 and $1,281 per oz respectively, compared to sales of 988,821 oz silver and 12,294 oz gold, for realized prices of $17.16 and $1,270 per oz, respectively, in the same period of 2017. The realized price of silver and gold were within 2% of average silver and gold spot prices during the period of $16.53 and $1,306, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company increased its finished goods silver and decreased its finished goods gold inventory to 230,262 oz and 1,092 oz, respectively at June 30, 2018 compared to 160,034 oz silver and 1,497 oz gold at March 31, 2018. The cost allocated to these finished goods was $4.2 million at June 30, 2018 compared to $3.3 million at March 31, 2018. At June 30, 2018, the finished goods inventory fair market value was $5.1 million compared to the fair value of $4.6 million at March 31, 2018.

Cost of sales for Q2, 2018 was $34.2 million, an increase of 26% over the cost of sales of $27.2 million for the same period of 2017. The 26% increase in cost of sales was primarily due to the sale of 27% more silver ounces during the period and increased depletion at the Guanacevi and El Cubo mines.

Exploration expenses increased in Q2, 2018 to $4.4 million from $3.8 million in the same period of 2017 primarily due to planned timing of drilling activities for 2018. General and administrative expenses increased by 33% to $3.2 million in Q2, 2018 compared to $2.4 million in the same period of 2017 due to a stronger Canadian dollar during Q2, 2018 compared to Q2, 2017 and due to increased costs for director’s deferred share units, which are marked to market at each period end. In Q2, 2018 there was a related expense of $0.4 million due to an increase in the company’s share price during Q2 2018 compared to a recovery of $0.1 million due to a decrease in the Company’s share price during Q2 2017.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

The Company experienced a foreign exchange loss of $3.1 million in Q2, 2018 compared to a gain of $0.8 million in Q2, 2017. The $3.1 million loss was primarily due to the weakening of the Mexican peso against the U.S. Dollar from March 31, 2018 to June 30, 2018, which resulted in lower valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $0.4 million in Q2, 2018 compared to an expense of $0.1 million in Q2, 2017. The $0.4 million tax recovery is comprised of $2.0 million in current income tax expense (Q2, 2017: $0.5 million) and $2.4 million in deferred income tax recovery (Q2, 2017: $0.4 million). The deferred income tax recovery of $2.4 million is a result of the amortization of temporary tax differences related to Guanacevi’s mine development and the depreciation of the Mexican peso and its monetary impact on loss carryforwards related to the Guanacevi mine.

Six months ended June 30, 2018 (compared to the six months ended June 30, 2017)

For the six-month period ended June 30, 2018, the Company’s mine operating earnings were $7.9 million (Q2, 2017: $13.3 million) on sales of $79.1 million (Q2, 2017: $69.1 million) with cost of sales of $71.2 million (Q2, 2017: $55.8 million).

The Company had an operating loss of $4.1 million (Q2, 2017: operating earnings of $1.8 million) after exploration costs of $6.5 million (Q2, 2017: $7.1 million) and general and administrative costs of $5.5 million (Q2, 2017: $4.4 million).

The loss before taxes was $4.9 million (Q2, 2017: earnings before tax $4.7 million) after finance costs of $0.1 million (Q2, 2017: $0.4 million), a foreign exchange loss of $0.9 million (Q2, 2017: foreign exchange gain of $3.0 million), and investment and other income of $0.2 million (Q2, 2017: $0.3 million). The Company realized a net loss for the period of $3.3 million (Q2, 2017: net earnings $6.0 million) after an income tax recovery of $1.6 million (Q2, 2017: $1.3 million).

Sales of $79.1 million for the six months ended June 30, 2018 represented an 14% increase over the $69.1 million for the same period in 2017. There was a 20% increase in silver ounces sold, offset by a 5% decrease in the realized silver price resulting in a 14% increase in silver sales. Similarly, there was a 12% increase in gold ounces sold with a 2% increase in realized gold prices resulting in a 15% increase in gold sales. During the period, the Company sold 2,664,760 oz silver and 26,474 oz gold, for realized prices of $16.72 and $1,304 per oz respectively, compared to sales of 2,224,415 oz silver and 23,584 oz gold, for realized prices of $17.51 and $1,275 per oz, respectively, in the same period of 2017. The realized price of silver and gold were within 2% of average silver and gold spot prices during the period of $16.66 and $1,318, with the differences due to the timing of sales and the mark-to-market adjustments for the concentrate sales that are pending finalization.

The Company decreased its finished goods silver and gold inventory to 230,262 oz and 1,092 oz, respectively at June 30, 2018 compared to 241,321 oz silver and 1,226 oz gold at December 31, 2017. The cost allocated to these finished goods was $4.2 million at June 30, 2018 compared to $4.8 million at December 31, 2017. At June 30, 2018, the finished goods inventory fair market value was $5.1 million compared to the fair value of $5.7 million at December 31, 2017.

Cost of sales for the first half of 2018 was $71.2 million, an increase of 28% over the cost of sales of $55.8 million for the same period of 2017. The 28% increase in cost of sales was primarily due to the sale of 14% more silver ounces during the period and increased depletion at the Guanacevi and El Cubo mines.

Exploration expenses decreased to $6.5 million from $7.1 million in the same period of 2017 primarily due to planned timing of drilling activities for 2018. General and administrative expenses increased by 25% to $5.5 million compared to $4.4 million in the same period of 2017 due to a stronger Canadian dollar during the first half of 2018 compared to the same period in 2017 and also due to increased costs for director’s deferred share units, which are marked to market at each period end. During the period there was a related expense of $0.4 million due to an increase in the company’s share price during the quarter compared to a recovery of $0.1 million due to a decrease in the Company’s share price during the same period of 2017.

The Company experienced a foreign exchange loss of $0.9 million compared to a gain of $3.0 million in the first half of 2017. The $0.9 million loss was primarily due to the weakening of the Mexican peso against the U.S. Dollar from December 31, 2017 to June 30, 2018, which resulted in lower valuations on the peso denominated cash and receivable amounts.

There was an income tax recovery of $1.6 million compared to a recovery of $1.3 million in the same period of 2017. The $1.6 million tax recovery is comprised of $2.6 million in current income tax expense (2017: $0.9 million) and $4.2 million in deferred income tax recovery ( 2017: $2.2 million). The deferred income tax recovery of $4.2 million is a result of the amortization of temporary tax differences related to Guanacevi’s mine development and the depreciation of the Mexican peso and its monetary impact on loss carryforwards related to the Guanacevi mine.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

Non-IFRS Measures

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Mine operating earnings	$4,616	$5,450	$7,891	$13,290
Share-based compensation	(130)	92	(93)	92
Amortization and depletion	7,855	3,271	17,614	7,384
Write down of inventory to net realizable value	2,527	-	3,282	-
Mine operating cash flow before taxes	$14,868	$8,813	$28,694	$20,766

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital adjustments is calculated as operating cash flow minus working capital adjustments. Operating cash flow before working capital adjustments is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Cash from operating activities	$4,299	($4,276)	$12,318	$5,391
Net changes in non-cash working capital	661	(8,636)	(2,875)	(7,865)
Operating cash flow before working capital adjustments	$3,638	$4,360	$15,193	$13,256

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance irrespective of working capital changes and is provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
except for share numbers and per share amounts	2018	2017	2018	2017
Operating cash flow before working capital adjustments	$3,638	$4,360	$15,193	$13,256
Basic weighted average shares outstanding	127,570,254	127,318,926	127,529,558	127,207,961
Operating cash flow before working capital changes per share	$0.0 3	$0.0 3	$0.12	$0.10

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Amortization and depletion

Adjusted EBITDA excludes the following additional items from EBITDA

•	Share based compensation;
•	Non-recurring write offs

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

Expressed in thousands US dollars	Three Months Ended June 30		Six Months Ended June 30
	2018	2017	2018	2017
Net earnings (loss) for the period	($5,651)	($16)	($3,326)	$6,019
Depreciation and depletion – cost of sales	7,855	3,271	17,614	7,384
Depreciation and depletion – exploration	24	40	47	68
Depreciation and depletion – general & administration	60	22	115	63
Depreciation and depletion – write down of inventory to net realizable value	835	-	1,127	-
Finance costs	49	208	98	444
Current income tax expense	1,965	545	2,653	844
Deferred income tax expense (recovery)	(2,415)	(403)	(4,201)	(2,200)
Earnings before interest, taxes, depletion and amortization	$2,722	$3,667	$14,127	$12,622
Share based compensation	777	1,231	1,193	1,568
Adjusted earnings before interest, taxes depletion and amortization	$3,499	$4,898	$15,320	$14,190

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

	Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$6,914	$7,149	$9,657	$23,720	$6,790	$7,492	$9,200	$23,482
Royalties	290	(210)	97	177	219	59	62	340
Special mining duty (1)	-	466	482	948	-	191	(9)	182
Opening finished goods	(1,100)	(612)	(658)	(2,370)	(1,809)	(714)	(289)	(2,812)
Finished goods NRV adjustment	1,692	-	-	1,692	-	-	-	-
Closing finished goods	2,128	339	530	2,997	3,155	556	632	4,343
Direct production costs	9,924	7,132	10,108	27,164	8,355	7,584	9,596	25,535
By-product gold sales	(1,882)	(7,052)	(8,741)	(17,675)	(932)	(8,738)	(5,957)	(15,627)
Opening gold inventory fair market value	400	921	661	1,982	363	774	177	1,314
Closing gold inventory fair market value	(331)	(309)	(725)	(1,365)	(784)	(679)	(427)	(1,890)
Cash costs net of by-product	8,111	692	1,303	10,106	7,002	(1,059)	3,389	9,332
Amortization and depletion	4,449	348	3,058	7,855	2,379	579	313	3,271
Share-based compensation	(44)	(43)	(43)	(130)	30	31	31	92
Opening finished goods depletion	(898)	(23)	(231)	(1,152)	(422)	(48)	(8)	(478)
NRV cost adjustment	835	-	-	835	-	-	-	-
Closing finished goods depletion	1,032	12	179	1,223	1,150	39	19	1,208
Total production costs	$13,485	$986	$4,266	$18,737	$10,139	($458)	$3,744	$13,425

	Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Throughput tonnes	71,275	108,495	134,535	314,305	74,984	113,875	115,084	303,943
Payable silver ounces	464,464	241,215	623,165	1,328,844	468,753	221,776	426,270	1,116,799

Cash costs per ounce	$17.46	$2.87	$2.09	$7.61	$14.94	($4.78)	$7.95	$8.36
Total production costs per oz	$29.03	$4.09	$6.85	$14.10	$21.63	($2.07)	$8.78	$12.02
Direct production costs per tonne	$139.24	$65.74	$75.13	$86.43	$111.42	$66.60	$83.38	$84.01

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

	Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
Expressed in thousands US dollars
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$17,516	$13,549	$18,461	$49,526	$16,907	$12,791	$17,833	$47,531
Royalties	593	110	172	875	562	102	116	780
Special mining duty (1)	-	520	657	1,177	-	285	(96)	189
Opening finished goods	(2,942)	(385)	(387)	(3,714)	(3,948)	-	(385)	(4,333)
Finished goods NRV adjustment	2,155	-	-	2,155	-	-	-	-
Closing finished goods	2,128	339	530	2,997	3,155	556	632	4,343
Direct production costs	19,450	14,133	19,433	53,016	16,676	13,734	18,100	48,510
By-product gold sales	(4,048)	(14,500)	(15,979)	(34,527)	(2,856)	(15,779)	(11,448)	(30,083)
Opening gold inventory fair market value	631	681	278	1,590	771	-	253	1,024
Closing gold inventory fair market value	(331)	(309)	(725)	(1,365)	(784)	(679)	(427)	(1,890)
Cash costs net of by-product	15,702	5	3,007	18,714	13,807	(2,724)	6,478	17,561
Amortization and depletion	11,248	657	5,709	17,614	5,752	993	639	7,384
Share-based compensation	(31)	(31)	(31)	(93)	30	31	31	92
Opening finished goods depletion	(1,096)	(8)	(8)	(1,112)	(567)	-	(1)	(568)
NRV cost adjustment	1,127	-	-	1,127	-	-	-	-
Closing finished goods depletion	1,032	12	179	1,223	1,150	39	19	1,208
Total production costs	$27,982	$635	$8,856	$37,473	$20,172	($1,661)	$7,166	$25,677

	Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Throughput tonnes	150,246	223,509	266,219	639,974	162,583	208,226	236,356	607,165
Payable silver ounces	960,275	489,081	1,204,344	2,653,700	998,424	383,750	788,735	2,170,909

Cash costs per ounce	$16.35	$0.01	$2.50	$7.05	$13.83	($7.10)	$8.21	$8.09
Total production costs per oz	$29.14	$1.30	$7.35	$14.12	$20.20	($4.33)	$9.10	$11.83
Direct production costs per tonne	$129.45	$63.23	$73.00	$82.84	$102.57	$65.96	$76.58	$79.90

(1)	Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

All-in sustaining costs per ounce and all-in costs per ounce are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company’s reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in the Company’s consolidated financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18

Expressed in thousands US dollars	Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Cash costs net of by-product	$8,111	$692	$1,303	$10,106	$7,002	($1,059)	$3,389	$9,332
Operations stock based compensation	(44)	(43)	(43)	(130)	30	31	31	92
Corporate general and administrative	562	631	1,134	2,326	362	473	534	1,369
Corporate stock based compensation	202	229	394	825	298	350	392	1,040
Reclamation - amortization/ accretion	11	8	18	37	7	5	10	22
Mine site expensed exploration	307	273	231	811	98	636	133	867
Capital expenditures sustaining	4,433	1,308	3,247	8,988	5,048	364	4,720	10,132
All In Sustaining Costs	$13,582	$3,098	$6,284	$22,963	$12,845	$800	$9,209	$22,854
Growth exploration				3,513				3,323
Growth capital expenditures				2,784				1,647
All In Costs				$29,260				$27,824

	Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guan aceví	Bolañ itos	El Cubo	Total
Throughput tonnes	71,275	108,495	134,535	314,305	74,984	113,875	115,084	303,943
Payable silver ounces	464,464	241,215	623,165	1,328,844	468,753	221,776	426,270	1,116,799
Silver equivalent production (ounces)	1,176,508	1,338,707	2,207,670	4,722,885	1,158,394	1,322,549	1,474,559	3,955,502

Sustaining cost per ounce	$29.24	$12.84	$10.08	$17.28	$27.40	$3.61	$21.60	$20.46
All In costs per ounce				$22.02				$24.91

Expressed in thousands US dollars	Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Cash costs net of by-product	$15,702	$5	$3,007	$18,714	$13,807	($2,724)	$6,478	$17,561
Operations stock based compensation	(31)	(31)	(31)	(93)	30	31	31	92
Corporate general and administrative	1,058	1,204	1,985	4,246	874	998	1,113	2,985
Corporate stock based compensation	291	331	546	1,168	392	447	499	1,338
Reclamation - amortization/ accretion	22	16	37	75	14	9	20	43
Mine site expensed exploration	334	378	441	1,153	229	739	487	1,455
Capital expenditures sustaining	7,424	2,236	6,820	16,480	10,081	694	7,831	18,606
All In Sustaining Costs	$24,800	$4,139	$12,805	$41,743	$25,427	$194	$16,459	$42,080
Growth exploration				5,135				5,440
Growth capital expenditures				6,257				2,133
All In Costs				$53,135				$49,653

	Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Throughput tonnes	150,246	223,509	266,219	639,974	162,583	208,226	236,356	607,165
Payable silver ounces	960,275	489,081	1,204,344	2,653,700	998,424	383,750	788,735	2,170,909
Silver equivalent production (ounces)	1,176,508	1,338,707	2,207,670	4,722,885	1,158,394	1,322,549	1,474,559	3,955,502

Sustaining cost per ounce	$25.83	$8.46	$10.63	$15.73	$25.47	$0.51	$20.87	$19.38
All In costs per ounce				$20.02				$22.87

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 19

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company’s cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$6,914	$7,149	$9,657	$23,720	$6,790	$7,492	$9,200	$23,482
Royalties	290	(210)	97	177	219	59	62	340
Special mining duty (1)	-	466	482	948	-	191	(9)	182
Opening finished goods	(1,100)	(612)	(658)	(2,370)	(1,809)	(714)	(289)	(2,812)
Closing finished goods	2,128	339	530	2,997	3,155	556	632	4,343
Direct production costs	9,924	7,132	10,108	27,164	8,355	7,584	9,596	25,535

	Three Months Ended June 30, 2018				Three Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Silver production (ounces)	464,929	248,591	642,375	1,355,895	468,741	231,016	444,031	1,143,788
Average realized silver price ($)	16.76	16.76	16.76	16.76	17.16	17.16	17.16	17.16
Silver value ($)	7,792,210	4,166,385	10,766,205	22,724,800	8,043,596	3,964,235	7,619,572	19,627,402

Gold production (ounces)	1,423	5,222	7,029	13,674	1,079	6,965	5,014	13,058
Average realized gold price ($)	1,281	1,281	1,281	1,281	1,270	1,270	1,270	1,270
Gold value ($)	1,822,863	6,689,382	9,004,149	17,516,394	1,370,330	8,845,550	6,367,780	16,583,660

Total metal value ($)	9,615,073	10,855,767	19,770,354	40,241,194	9,413,926	12,809,785	13,987,352	36,211,062
Pro-rated silver costs	81%	38%	54%	56%	85%	31%	54%	54%
Pro-rated gold costs	19%	62%	46%	44%	15%	69%	46%	46%

Silver co-product cash costs	$17.30	$11.01	$8.57	$11.31	$15.23	$10.16	$11.77	$12.10
Gold co-product cash costs	$1,322	$842	$655	$865	$1,127	$752	$871	$896

Expressed in thousands US dollars	Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs per financial statements	$17,516	$13,549	$18,461	$49,526	$16,907	$12,791	$17,833	$47,531
Royalties	593	110	172	875	562	102	116	780
Special mining duty (1)	-	520	657	1,177	-	285	(96)	189
Opening finished goods	(2,942)	(385)	(387)	(3,714)	(3,948)	-	(385)	(4,333)
Finished goods NRV adjustment	2,155	-	-	2,155	-	-	-	-
Closing finished goods	2,128	339	530	2,997	3,155	556	632	4,343
Direct production costs	19,450	14,133	19,433	53,016	16,676	13,734	18,100	48,510

	Six Months Ended June 30, 2018				Six Months Ended June 30, 2017
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Silver production (ounces)	961,258	504,032	1,241,445	2,706,735	999,424	399,739	821,599	2,220,762
Average realized silver price ($)	16.72	16.72	16.72	16.72	17.51	17.51	17.51	17.51
Silver value ($)	16,072,234	8,427,415	20,756,960	45,256,609	17,499,914	6,999,430	14,386,198	38,885,543

Gold production (ounces)	2,870	11,129	12,883	26,882	2,271	13,183	9,328	24,782
Average realized gold price ($)	1,304	1,304	1,304	1,304	1,275	1,275	1,275	1,275
Gold value ($)	3,742,480	14,512,216	16,799,432	35,054,128	2,895,525	16,808,325	11,893,200	31,597,050

Total metal value ($)	19,814,714	22,939,631	37,556,392	80,310,737	20,395,439	23,807,755	26,279,398	70,482,593
Pro-rated silver costs	81%	37%	55%	56%	86%	29%	55%	55%
Pro-rated gold costs	19%	63%	45%	44%	14%	71%	45%	45%

Silver co-product cash costs	$16.41	$10.30	$8.65	$11.04	$14.32	$10.10	$12.06	$12.05
Gold co-product cash costs	$1,280	$803	$675	$861	$1,042	$736	$878	$878

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 20

Quarterly Results and Trends

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for	2018		2017				2016
share numbers and per share a mounts	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$38,765	$40,330	$41,640	$39,782	$32,636	$36,441	$28,650	$42,066
Direct cost	23,720	25,806	28,399	27,400	23,483	24,048	21,044	24,033
Royalties	177	698	503	457	340	440	1,216	247
Mine operating cash flow	14,868	13,826	12,738	11,925	8,813	11,953	6,390	17,786
Share-based compensation	(130)	37	47	63	92	-	-	(208)
Amortization and depletion	7,855	9,759	4,804	4,394	3,271	4,113	1,893	2,761
Write down on inventory	2,527	755	-	166	-	-	-	-
Mine operating earnings (loss)	$4,616	$3,275	$7,887	$7,302	$5,450	$7,840	$4,497	$15,233

Basic earnings (loss) per share	($0.04)	$0.02	$0.02	$0.01	$0.00	$0.05	($0.04)	$0.04
Diluted earnings (loss) per share	($0.04)	$0.02	$0.02	$0.01	$0.00	$0.05	($0.04)	$0.04
Weighted shares outstanding	127,570,254	127,488,410	127,486,671	127,456,410	127,318,926	127,095,764	126,676,562	125,277,591

Net earnings (loss)	($5,651)	$2,325	$2,669	$996	($16)	$6,035	($5,204)	$5,586
Amortization and depletion	7,939	9,837	4,935	4,540	3,333	4,182	1,994	2,834
Finance costs	49	49	105	166	208	236	246	345
Current income tax	1,965	688	2,924	882	545	299	132	2,732
Deferred income tax	(2,415)	(1,786)	(3,737)	(510)	(403)	(1,797)	991	(693)
NRV cost adjustment	835	292	-	-	-	-	-	-
EBITDA	$2,722	$11,405	$6,896	$6,074	$3,667	$8,955	($1,841)	$10,804

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 21

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2018		2017				2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	314,30 5	325,669	349,924	322,784	30 3,943	303,222	317,555	355,611
Guanaceví	71,275	78,971	83,881	74,649	74,984	87,599	87,850	82,0 59
Bolañitos	10 8,495	115,0 14	124,172	114,526	113,875	94,351	101,568	132,686
El Cubo	134,535	131,684	141,871	133,60 9	115,084	121,272	128,137	140,866
Silver ounces	1,355,895	1,350 ,840	1,436,962	1,262,064	1,143,788	1,0 76,974	1,0 88,845	1,284,646
Guanaceví	464,929	496,329	544,117	522,907	468,741	530,683	540,70 8	542,385
Bolañitos	248,591	255,441	280,712	253,787	231,016	168,723	185,813	255,350
El Cubo	642,375	599,070	612,133	485,370	444,031	377,568	362,324	486,911
Silver grade	156	151	152	144	135	126	123	133
Guanaceví	225	224	241	250	219	213	211	235
Bolañitos	91	86	86	85	78	66	71	76
El Cubo	171	164	157	135	137	111	103	128
Silver recovery	86.2	85.4	84.1	84.5	86.6	87.4	87.0	84.3
Guanaceví	90 .2	87.3	83.7	87.2	88.8	88.5	90.7	87.5
Bolañitos	78.3	80 .3	81.8	81.1	80 .9	84.3	80 .1	78.8
El Cubo	86.8	86.3	85.5	83.7	87.6	87.2	85.4	84.0
Gold ounces	13,674	13,208	14,577	13,648	13,0 58	11,724	11,40 2	14,364
Guanaceví	1,423	1,447	1,245	1,224	1,079	1,192	1,232	1,163
Bolañitos	5,222	5,907	7,20 4	6,523	6,965	6,218	5,926	7,875
El Cubo	7,0 29	5,854	6,128	5,901	5,014	4,314	4,244	5,326
Gold grade	1.60	1.49	1.56	1.58	1.58	1.41	1.35	1.55
Guanaceví	0 .67	0.64	0.54	0.57	0.50	0.49	0.49	0.51
Bolañitos	1.82	1.91	2.18	2.15	2.27	2.40	2.22	2.30
El Cubo	1.92	1.64	1.61	1.65	1.60	1.31	1.24	1.46
Gold recovery	84.5	84.5	83.3	83.4	84.6	85.2	83.0	80.8
Guanaceví	92.7	89.0	85.5	89.5	89.5	86.4	89.0	86.4
Bolañitos	82.3	83.6	82.8	82.4	83.8	85.4	81.7	80.3
El Cubo	84.6	84.3	83.4	83.3	84.7	84.5	83.1	80.5
Cash costs per oz	$7.61	$6.50	$7.97	$8.11	$8.36	$7.81	$9.39	$5.27
Guanaceví	$17.46	$15.31	$12.39	$13.68	$14.94	$12.85	$12.66	$11.12
Bolañitos	$2.87	($2.77)	($2.73)	($0.52)	($4.78)	($10.28)	($4.87)	($15.17)
El Cubo	$2.09	$2.93	$8.78	$6.37	$7.95	$8.52	$11.65	$9.16
Total cost per oz(1)	$14.10	$13.70	$11.38	$11.74	$12.02	$11.62	$11.31	$7.28
Guanaceví	$29.0 3	$28.0 6	$19.92	$20.48	$21.63	$18.94	$15.84	$14.15
Bolañitos	$4.09	($1.42)	($1.47)	$1.81	($2.0 7)	($7.43)	($3.59)	($13.20)
El Cubo	$6.85	$7.90	$9.38	$7.13	$8.78	$9.44	$11.92	$9.99
AISC per oz	$17.28	$14.18	$12.70	$11.74	$20.46	$18.24	$20.11	$11.47
Guanaceví	$29.24	$22.62	$17.57	$23.47	$27.40	$23.78	$26.74	$21.53
Bolañitos	$12.84	$4.20	$1.01	$3.96	$3.61	($3.82)	$1.02	($11.16)
El Cubo	$10.08	$11.22	$13.56	$17.95	$21.60	$20.00	$19.62	$11.60
Costs per tonne	$86.43	$79.38	$84.38	$84.81	$84.0 1	$75.77	$70.72	$71.18
Guanaceví	$139.24	$120.63	$99.39	$117.15	$111.42	$94.99	$93.60	$93.24
Bolañitos	$65.74	$60 .87	$67.04	$71.52	$66.60	$65.18	$54.35	$49.03
El Cubo	$75.13	$70 .81	$90.69	$78.13	$83.38	$70.12	$68.0 1	$79.20

(1) Total Production Cost per ounce

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 22

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold. During 2018, the average price of silver was $16.66 per ounce, with silver trading between $16.03 and $17.52 per ounce based on the London Fix silver price. This compares to an average of $17.31 per ounce during the first half of 2017, with a low of $15.95 and a high of $18.56 per ounce. During 2018, the Company realized an average price of $16.72 per silver ounce compared with $17.51 for the corresponding six month period in 2017.

During 2018, the average price of gold was $1,318 per ounce, with gold trading between $1,250 and $1,355 per ounce based on the London Fix PM gold price. This compares to an average of $1,238 per ounce during the first half of 2017, with a low of $1,151 and a high of $1,284 per ounce. During 2018, the Company realized an average price of $1,304 per ounce compared with $1,275 for the corresponding six month period in 2017.

During 2017, the average price of silver was $17.05 per ounce, with silver trading between a range of $15.22 and $18.56 per ounce based on the London Fix silver price. This compares to an average of $17.14 per ounce during 2016, with a low of $13.58 and a high of $20.71 per ounce. During 2017, the Company realized an average price of $17.24 per ounce compared with $16.84 for 2016.

During 2017, the average price of gold was $1,257 per ounce, with gold trading between a range of $1,146 and $1,346 per ounce based on the London Fix PM gold price. This compares to an average of $1,251 per ounce during 2016, with a low of $1,077 and a high of $1,366 per ounce. During 2017, the Company realized an average price of $1,285 per ounce compared with $1,253 for 2016.

The major influences on precious metals prices from the start of 2016 included weaker investment demand, selling from precious metal exchange traded funds, as well as strong U.S. equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, precious metal prices were also affected by an expectation of improving economic conditions, which led to the reduction of the U.S. Federal Reserve’s quantitative easing program in 2014 and the anticipation of rising borrowing rates over the past two years. The U.S. election results revived sentiment in favour of the U.S. economy and U.S. dollar, resulting in both silver and gold prices depreciating against the U.S. currency. In 2017, management believes that investor uncertainty surrounding the effect of the U.S. administration’s policies, particularly escalating signals of implementing tariffs, led to renewed interest in precious metals stabilizing prices until the end of this period.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 23

Currency Fluctuations
The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company’s corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these currencies strengthen.

During 2018, the Mexican peso initially appreciated against the U.S. dollar, however discussions of U.S. imposed tariffs and the expectation of Andres Manuel Lopez Obrador election as the next Mexico president drove the Mexican peso to fall against the U.S. dollar at the end of the second quarter. During 2018, the average foreign exchange rate was $19.05 Mexican pesos per U.S. dollar, with the peso trading within a range of $18.00 to $20.77. This compares to an average of $19.42 during the corresponding six month period of 2017, with a range of $17.88 to $21.92 Mexican pesos per U.S. dollar.

During the year ended December 31, 2017, the Mexican peso reversed a long negative trend and significantly appreciated against the U.S. dollar until the fourth quarter. During 2017, the average foreign exchange rate was $18.91 Mexican pesos per U.S. dollar, with the peso trading within a range of $17.50 to $21.92. This compares to an average of $18.68 during the year ended December 31, 2016, with a range of $17.17 to $20.82 Mexican pesos per U.S. dollar. The reversal of the trend in the earlier periods of 2017 is attributed to the correction from the sharp fall during the U.S. election and from rising oil prices.

During 2018, the Canadian dollar gradually depreciated against the U.S. dollar. During 2018, the average foreign exchange rate was $1.278 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.23 and $1.330. This compares to an average of $1.334 during the same six month period of 2017, within a range of $1.296 and $1.374 Canadian dollar per U.S. dollar.

During 2017, the Canadian dollar appreciated relative to the U.S. dollar, with significant appreciation in the third quarter. During 2017, the average foreign exchange rate was $1.298 Canadian dollar per U.S. dollar, with the Canadian dollar trading within a range of $1.211 and $1.374. This compares to an average of $1.3251 during 2016, with a range of $1.2533 and $1.4602 U.S. dollar per Canadian dollar.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 24

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity.

2018 Outlook

Production
In 2018, silver equivalent production is planned to increase by 20% compared to 2017. The Company plans higher silver and gold production at all three existing mines and initial production from the new fourth mine at El Compas with commercial production is expected in Q3, 2018.

With planned higher production, cash costs and all-in sustaining costs are expected to decline in 2018 compared to 2017. The total capital budget in 2018 increased from 2017 due to the development of the new El Compas mine, and two new high grade orebodies at Guanaceví, whereas the exploration budget decreased as the Company’s focus shifts towards development.

Silver production was guided to be in the range of 5.8 -6.4 million ounces and gold production was guided to be in the 58,000-64,000 oz range for 2018. Silver equivalent production is anticipated to be 10.2 -11.2 million ounces using a 75:1 silver:gold ratio , as shown in the table below. As of August 1, 2018, management expects to meet its production guidance.

After resolving several operational issues in 2017, management launched a seven-month mine-site training program aimed at significantly improving workforce productivity and cutting costs. Plant throughput was expected to rise from the 900 tpd in Q4, 2017 to 1,050 tpd by Q4, 2018 averaging 1,000 tpd in 2018. Two new orebodies at Milache and SCS are being developed to commence production before year-end in order to reduce the onus on Porvenir Norte and Santa Cruz and increase operational flexibility. To date the Guanacevi mine output has been below plan, as development was behind plan. Sufficient development has been completed in the first half of 2018 to open more stopes to increase mine output in Q3, 2018. The ramp into the Milache ore body has progressed over 1.0 kilometre and production is expected by year end. Guanacevi production is expected to increase in the second half of 2018.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 25

At Bolañitos, steady mine production and plant throughput are expected at 1,200 tpd (similar to 2017), primarily from the LL-Asunción and Plateros vein orebodies plus some historic mine fill. Silver grades are expected to be higher than 2017 but gold grades will be lower. Improvement in metal recoveries is expected due to modifications in the flotation circuit implemented late in 2017. The Bolañitos operation is expected to meet guidance in 2018.

At El Cubo, mine production and plant throughput are also expected to remain steady at 1,400 tpd from the V-Asunción, Dolores, and San Nicolas veins. Ore grades have increased considerably, as expected, as a higher grade area of the V-Asuncion orebody is scheduled for mining this year. The El Cubo operation is expected to meet guidance in 2018.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanaceví	2.2-2.5	5.0-5.5	2.6-2.9	900-1,050
Bolañitos	1.0-1.1	23.5-25.5	2.8-3.0	1,100-1,250
El Cubo	2.5-2.7	22.5-24.5	4.2-4.5	1,300-1,450
El Compas	0.1-0.1	7.0-8.5	0.6-0.8	0-250
Total	5.8-6.4	58.0-64.0	10.2-11.2	3,300-4,000

Operating Costs
Cash costs, net of gold by-product credits, are expected to be $6.00 -$7.00 per oz of silver produced in 2018. Consolidated cash costs expressed on a co-product basis are anticipated to be $10.00 -$11.00 per oz silver and $750-$800 per oz gold.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.00 -$16.00 per oz of silver produced in 2018 reflecting new investments in exploration and development programs. When non-cash items such as stock-based compensation are excluded, AISC is budgeted to be in the $14.50 -$15.50 range. If the investment to develop the SCS and Milache ore bodies into production at Guanaceví was excluded, AISC would decrease by $2.00 per oz to $13.00 -$14.00 per oz.

On a co-product basis, AISC are anticipated to be $15.50 -$16.00 per oz silver and $1,150-$1,200 per oz gold. Direct operating costs are estimated to be in the range of $80-$85 per tonne.

Management has assumed a $17 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate for its 2018 cost estimates.

The Company anticipates operating costs to meet guidance in 2018.

Capital Investments
In 2018, Endeavour plans to invest $48.4 million on capital projects including $41.1 million in sustaining capital at three currently operating mines and $7.3 million in growth capital at two development projects (including the El Compas project). At management’s assumed metal prices, the sustaining capital investments will be covered by operating cash flow.

Growth capital of $7.2 million is budgeted to complete the construction and commissioning of the El Compas project to commercial production.

At Guanaceví, a capital budget of $25.9 million is planned for 2018, including sustaining capital of $10.3 million to develop 9.2 kilometres of mine access at the North Porvenir and Santa Cruz mines. Additionally, $7.7 million and $5.6 million are budgeted for the development of the Milache and SCS ore bodies, respectively. An additional $2.3 million is planned to support site infrastructure, including plant equipment, office equipment and building improvements.

At Bolañitos, a capital budget of $2.6 million is planned for 2018, including $0.5 million on mine development to access resources in LL-Asunción and Plateros veins, plus mineralized fill from historic stopes not included in resources. An additional $2.1 million is planned to support site infrastructure, including mobile equipment, plant equipment, office equipment and building improvements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 26

At El Cubo, a capital budget of $12.6 million is planned for 2018, including 5.9 kilometres of mine development for $7.6 million, $2.0 million for refurbishment of underground mobile equipment, $1.8 million to increase the capacity of the tailings facility and an additional $1.2 million for site infrastructure, including vehicles, plant equipment, office equipment and building improvements.

In 2017, the Company received government environmental permits to build the Terronera mine and plant however, the Company still awaits receipt of the dumps and tailings permits. Upon receipt of the final permits currently anticipated in Q3, 2018, and assuming a positive production decision and appropriate financing, the 2018 growth capital budget will be amended accordingly. See Development Activities for more discussion on project updates.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$23.6 million	$2.3 million	$25.9 million	-	$25.9 million
Bolañitos	$0.5 million	$2.1 million	$ 2.6 million	-	$2.6 million
El Cubo	$7.6 million	$5.0 million	$12.6 million	-	$12.6 million
El Compas	-	-	-	$7.2 million	$7.2 million
Corporate	-	-	-	$0.1 million	$0.1 million
Total	$31.7 million	$9.4 million	$41.1 million	$7.3 million	$48.4 million

Exploration Expenditures
In 2018, the Company plans to drill 44,000 metres and spend $11.1 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 17,000 metres of core drilling are planned at a cost of $2.8 million. At the exploration and development projects, expenditures of $8.3 million are planned to drill 27,300 metres, to advance engineering studies and meet property holding obligations. Drilling is now underway at Bolanitos, El Cubo, El Compas, Terronera and Parral. During the second quarter management approved an additional 20,000 metres of infill drilling at the Terronera project amounting to an additional $3.0 million.

At Terronera, $1.7 million was initially budgeted to complete an updated PFS and a 5,400 metre drill program. The 2018 drilling focused on extending mineralization in the Terronera vein to the southeast of the current resource, plus testing other known mineralized veins. In Q2 2018, management approved an additional $3.0 million budget to infill 20,000 metres to upgrade the inferred resources to indicated resources, mainly at depth in the Terronera vein and to a lesser extent in the La Luz vein, which should benefit the net present value and internal rate of return. The drill program will be complete in September, while a revised resource estimate will be prepared, the new resource will not be included in the updated pre-feasibility study. The goal of the infill program is to upgrade up approximately a million tonnes of inferred resources to measured and indicated resources and to expand the inferred resources at depth. The deepest mineralized hole, drilled to date, intersected the mineralized zone at 430 metres vertical depth, and remains open at depth.

At El Compas, 6,600 metres are planned to be drilled for $1.0 million primarily on the Calicanto concessions. The 2018 drilling is to further test the new zones of high grade mineralization within the Misie-Karla-Karla HW and Calicanto veins discovered in 2017.

At Parral, $2.2 million is budgeted for drilling 12,000 metres to extend historic and new resource areas and complete a PEA.

In Chile, the Company has budgeted for a 3,000 metre drill program on one property to explore for bulk tonnage silver-lead-zinc manto mineralization.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 27

Project	2018 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	6,600	$0.8 million
Bolañitos	Drilling	5,400	$1.0 million
El Cubo	Drilling	5,000	$1.0 million
El Compas	Drilling	6,600	$1.0 million
Terronera	Drilling/Update PFS	25,400	$4.2 million
Parral	Drilling/PEA	12,000	$2.2 million
Guadalupe y Calvo	Mapping	-	$0.2 million
Chile	Drilling	3,000	$1.3 million
Mexico	Holding Costs/Land Payment	-	$2.4 million
Total		64,000	$14.1 million

See Exploration Results for an update on 2018 exploration activities.

Liquidity and Capital Resources

Cash and cash equivalents (including restricted cash) decreased from $39.3 million at December 31, 2017 to $31.1 million at June 30, 2018. The Company had working capital of $58.9 million at June 30, 2018 (December 31, 2017 - $66.2 million). The $7.3 million decrease in working capital is due to investing $22.7 million into property, plant and equipment offset by cash generated from operating activities and $2.3 million raised through equity sales.

Operating activities generated cash of $12.3 million during the first half of 2018 compared to $5.4 million of cash during the same period in 2017. The significant non-cash adjustments to the net loss of $3.3 million were amortization and depletion of $17.8 million, share-based compensation of $1.2 million, a deferred income tax recovery of $4.2 million, a write down of inventory to net realizable value of $3.3 million and a change in non-cash working capital of $2.9 million. The change in non-cash working capital was primarily due to an increase in receivables and inventories, with normal fluctuations in other working capital items.

The Company’s Mexican subsidiaries pay value added tax, Impuesto al Valor Agregado (“IVA”), on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

Mangement believes that delays and denials with respect to IVA refunds for Compania Minera del Cubo (“El Cubo”) and Refinadora Plata Adelante S.A. de C.V. (“Guanaceví,”) are improper. At June 30, 2018, El Cubo holds $11.0 million and Guanaceví holds $10.7 million in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities (December 31, 2017 – $10.4 million and $8.8 million respectively). The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain. See “Financial Instrument Risk Exposure and Risk Management-Liquidity Risk”. Subsequent to June 30, 2018, the Company received $4.2 million of the IVA receivable of which $3.4 million relates to the Guanacevi IVA receivable.

Investing activities during the period used $22.7 million compared to $20.7 million in the same period of 2017. The investments in 2018 primarily relate sustaining capital at the existing operations and the construction of the El Compas operation.

Capital spending totaled $22.7 million in property, plant and equipment during 2018. At Guanaceví, the Company invested $7.4 million, with $6.3 million spent on 5.9 kilometres of mine development, $0.3 million on underground infrastructure, $0.3 million on mine equipment and $0.5 million various support items.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 28

At El Cubo, the Company invested $6.8 million, including $5.5 million on 4.0 kilometres of mine development, $0.9 million on refurbishment of underground mobile equipment, $0.1 million on the tailings dam, and $0.3 million on other site equipment. At Bolañitos, the Company invested $2.2 million, including $1.6 million on 1.9 kilometres of mine development and $0.6 million on various site equipment and support vehicles.

At El Compas, the Company has spent a total of $5.9 million in developing the El Compas ore body and refurbishment of the plant. $2.2 million was incurred in 2018 on the plant, $3.3 million was incurred on development of the main ore ramp and $0.4 million on various other equipment. See further discussion under Development Activities.

Exploration incurred $0.3 million in holding costs and Corporate expenditures totaled $0.1 million year to date.

Financing activities during the first half of 2018 increased cash by $3.2 million, compared to decreasing cash by $5.2 million during the same period in 2017. During the first half of 2018, the Company received gross proceeds through an at-the-market financing of $2.1 million, proceeds of $0.3 million received from exercised stock options and paid $0.1 million in share issue costs. By comparison, during the first half of 2017, the Company paid $5.0 million to reduce its credit facility and $0.3 million in interest, offset by proceeds of $0.1 million received from exercised stock options.

In April 2018, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies the distribution of up to CDN$ 150 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may vary with market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be at the market distributions. The Base Shelf also provides the Company with the ability to conduct an “At-The-Market” offering through an “At-The-Market” facility (“ATM”) equity distribution agreement.

On June 13, 2018, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC Capital Markets, H.C. Wainwright & Co., HSBC and TD Securities (together, the “Agents”). Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$35.7 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the six months ended June 30, 2018, the Company issued 645,617 common shares under the ATM facility at an average price of $3.21 per share for proceeds of $2,025, net of commission.

The principal business objective that the Company expects to accomplish using the net proceeds from the ATM facility are to advance the exploration and development of the Terronera Project and to add to the Company’s working capital.

Use of proceeds as at June 30, 2018
Net proceeds received	$2,025
Advancement of Terronera Project	-
Remaining proceeds	$2,025

Subsequent to June 30, 2018, the Company issued an additional 356,330 shares under the ATM facility at an average price of $3.23 per share for net proceeds of $1.1 million.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2018 capital requirements and commitments. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

As at June 30, 2018, the Company’s issued share capital was $453.1 million, representing 128,261,027 common shares, and the Company had options outstanding to purchase 5,895,200 common shares with a weighted average exercise price of CAD$3.96.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 29

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($0.3 million) and inflationary charges of MXN 8.5 million ($0.4 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2017, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

On acquisition of the El Cubo operation, under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2017, there was a $1.0 million letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018. In March 2018 a payment was made to the owner of the Las Torres Facility for $0.5 million and the letter of credit has been removed.

Capital Requirements

See 2018 Outlook on page 25 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2018:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1	1 - 3 years	3 - 5 years	More than
		year			5 years
Capital Assets purchases	$41 $	41 $	-	$-	$-
Operating lease	3,625	415	865	774	1,571
Other Long-Term Liabilities	8,057	-	8,057	-	-
Total	$11,723 $	456 $	8,922	$774	$1,571

Transactions with Related Parties

The Company shares common administrative services and office space with Aztec Metals Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. During 2017 , the Company also shared common administrative services and office space with Canarc Resource Corp., which is considered a related party company by virtue of Bradford Cooke being a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties, which are charged on a full cost recovery basis. The charges for these costs totaled $7,000 and $5,000 for the three months and six months ended June 30, 2018 (June 30, 2017 - $6,000 and $16,000 respectively). The Company had a $5,000 net receivable related to administration costs outstanding as at June 30, 2018 (December 31, 2017 – $2,000).

The Company was charged $82,000 and $119,000 for legal services for the three months and six months ended June 30, 2018 respectively, by a firm in which the Company’s corporate secretary is a partner (June 30, 2017 - $31,000 and $42,000 respectively), . The Company has $31,000 payable to the legal firm as at June 30, 2018 (December 31, 2017 - $Nil).

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 30

Financial Instruments and fair value measurements

As at June 30, 2018, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at June 30, 2018		As at December 31, 2017

Expressed in thousands US dollars	Carrying	Estimated	Carrying	Estimated
	value	Fair value	value	Fair value
Financial assets:
Cash and cash equivalents	$31,057	$31,0 57	$39,277	$39,277
Other investments	122	122	168	168
Trade receivables	5,567	5,567	8,114	8,114
Other receivables	158	158	360	360
Total financial assets	$36,90 4	$36,90 4	$47,919	$47,919

Financial liabilities:
Accounts payable and accrued liabiities	$19,60 2	$19,60 2	$19,0 68	$19,0 68
Total financial liabilities	$19,60 2	$19,60 2	$19,0 68	$19,0 68

Fair value measurements

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis include:

As at June 30, 2018
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$122	$122	$-	$-
Trade receivables	5,567	-	5,567	-
Total financial assets	$5,689	$122	$5,567	$-

Liabilities:
Deferred share units	$1,999	$1,999	$-	$-
Share appreciation rights	424	-	424	-
Total financial liabilities	$2,423	$1,999	$424	$-

Other investments

The Company holds marketable securities classified as Level 1 in the fair value hierarchy. The fair values of these other investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available for sale marketable securities are recognized in income or loss.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 31

Trade receivables
The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units
The Company has a Deferred Share Unit (“DSU”) plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director’s retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company’s common shares at the reporting date. Changes in fair value are recognized in general and administrative salaries, wages and benefits.

Share appreciation rights
As part of the Company’s bonus program, the Company grants share appreciation rights (“SARs”) to its employees in Mexico and Chile. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company’s common shares between the SARS grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
The Company is exposed to credit risk on its bank accounts, investments and accounts receivable. Credit risk exposure on bank accounts and short-term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

Liquidity Risk
The Company ensures that there is sufficient capital in order to meet short-term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover expected short-term cash requirements and commitments.

The Company’s Mexican subsidiaries pay value added tax, IVA, on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities’ audit of certain of the Company’s third-party suppliers. Under Mexican law the Company has legal rights to those IVA refunds and the results of the third party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time improperly denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company’s third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any improperly denied refunds.

Management believes that delays and denials with respect to IVA refunds for El Cubo and Guanaceví are improper. At June 30, 2018, El Cubo holds $11.0 million and Guanaceví holds $10.7 million in IVA receivables which the Company and its advisors deem to be recoverable from tax authorities. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however the timing of recovery of these amounts and the nature and extent of any adjustments to the Company’s IVA receivables remains uncertain.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 32

Market Risk
The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. At June 30, 2018, there are 166,695 oz of silver and 5,624 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at June 30, 2018, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.0 million.

Outstanding Share Data

As of August 1, 2018, the Company had the following securities issued and outstanding:

•	128,617,357 common shares
•	5,878,800 common shares issuable under stock options with a weighted average exercise price of CAD$3.96 per share expiring between May 13, 2019 and May 3, 2023.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Changes in Accounting Policies and Critical Accounting Estimates

Accounting standards adopted during the period:

Amendments to IFRS 2, Share-based Payment (“IFRS 2”)
On June 20, 2016, the IASB issued amendments to IFRS 2 clarifying how to account for certain types of share-based payment transactions. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of a transaction from cash-settled to equity settled.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early, application is permitted if information is available without the use of hindsight. The Company has adopted the amendments to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018 on a prospective basis with no material impact on the consolidated financial statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 33

The Company has Performance Share Units (“PSU”) with a net settlement feature, which permits cash settlement for withholding tax obligations. The expense for the PSUs has previously been bifurcated with the cash settlement portion of the expense recognized as a liability until settlement, and the remaining expense allocated to Contributed Surplus. Upon adoption of the amendments to IFRS 2, the PSU liability at January 1, 2018 for the liability classified portion of $38,000 was reallocated to Contributed Surplus.

IFRS 9 Financial Instruments (“IFRS 9”)
In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted.

As a result of the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments retrospectively. The change did not result in a change in carrying value of any of the Company’s financial instruments on transition date. IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

The Company’s financial instruments are accounted for as follows under IFRS 9 as compared to the Company’s previous policy in accordance with IAS 39.

January 1, 2018
	IAS 39	IFRS 9

Assets
Cash and cash equivalents	Amortized cost	Amortized cost
Restricted cash	Amortized cost	Amortized cost
Trade and other receivables (other than derivatives)	Amortized cost	Amortized cost
Trade receivables (derivative component)	Fair value through profit or loss	Fair value through profit or loss
Marketable securities	Fair value through other comprehensive income	Fair value through profit or loss
Liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost

Under IFRS 9, the Company’s equity marketable securities are designated as financial assets at fair value through profit or loss. For equity instruments not held for trading, the Company may make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company did not make any such election.

IFRS 9 does not require restatement of comparative periods. Accordingly, the Company has reflected the retrospective impact of the adoption of IFRS 9 due to the change in accounting policy for marketable securities as an adjustment to opening components of equity as at January 1, 2018.

The fair value of marketable securities is $168,000 under both IAS 39 and IFRS 9 as at January 1, 2018, the date of initial application of IFRS 9, and is presented in Other Investments in the consolidated balance sheet. On adoption, the unrealized gain in fair value of $127,000, previously recognized in accumulated other comprehensive income has been reallocated to retained earnings.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 34

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial Instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

The Company classify and measure financial assets (excluding derivatives) on initial recognition as described below:

•

Cash and equivalents and restricted cash include cash and term deposits with original maturities of less than 90 days are classified as financial assets at fair value through profit and loss and are measured at fair value. Unrealized gains and losses related to changes in fair value are reported in income;

•	Trade and other receivables are classified as and measured at amortized cost using the effective interest method, less impairment allowance, in any;
•

Investments in equity instruments are designated at financial assets through profit or loss and are recorded at fair value on settlement date, net of transaction costs. Subsequent to initial recognition, changes in fair value are recognized in income.

Derivative financial instruments, including embedded derivatives in trade receivables measured at amortized cost, are recorded in the consolidated balance sheets at fair value. Subsequent to initial recognition, changes in estimated fair value at each reporting date are recognized through profit or loss.

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. For financial liabilities, IFRS 9 retains most of the IAS 39 requirements and since the Company did not have any financial liabilities designated at fair value through profit or loss, the adoption of IFRS 9 did not impact our accounting policies for financial liabilities.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

On April 12, 2016 the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15. The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company adopted IFRS 15 and the clarifications effective January 1, 2018 with no material impact on the consolidated financial statements.

Dore sales
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the Company’s revenue recognition policy as set out in Note 3(l) of the 2017 Annual Financial Statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the Company’s financial statements as the timing of revenue recognition on dore sales is unchanged.

Concentrate sales
The Company assessed all of its existing concentrate sales agreements and determined that there is no change in the timing of revenue recognition, as control transfers to the smelting companies at the time of delivery, consistent with the Company’s current accounting policy as set out in Note 3(l) of the 2017 Annual Financial Statements.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 35

Changes in IFRS not yet adopted:
New standards and amendments have been proposed; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements. The nature and impact of each new standard and amendment applicable to the Company are described below:

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016, the IASB published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has begun a preliminary assessment however, the Company is not able at this time to estimate reasonably the impact that the amendments will have on the financial statements.

Critical Accounting Estimates
The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

See “Critical Accounting Estimates” in the Company’s annual MD&A for the year ended December 31, 2017 for a detailed discussion of the areas in which critical accounting estimates are made.

Controls and Procedures

Changes in Internal Control over Financial Reporting
Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the six months ended June 30, 2018 there have been no changes in internal control over financial reporting that that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ENDEAVOUR SILVER CORP.	CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 36